Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

Barrick only

	2006	2007	2008	2009	2010	Three months ended March 31 2011
(in millions of United States dollars)	US GAAP	US GAAP	US GAAP	US GAAP	US GAAP	IFRS
Ratio of earnings to fixed charges
Earnings
Income from continuing operations before income taxes and other items	1,560	1,480	1,451	(3,630)	4,745	1,470
Add: Fixed Charges	228	237	243	326	586	169
Amortization of capitalized interest	12	14	9	12	42	4
(Loss) gain from equity investees	(4)	(43)	(64)	(87)	(41)	1
Less: Capitalized interest	(102)	(124)	(222)	(269)	(230)	(90)

	1,694	1,564	1,417	(3,648)	5,102	1,554

Fixed Charges
Interest expensed	126	113	21	57	356	79
Capitalized interest	102	124	222	269	230	90

	228	237	243	326	586	169

Ratio of earnings to fixed charges	7	7	6	(11)	9	9